Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

The following notice was posted to The Gillette Company’s internal web site:

Gillette responds to Massachusetts Secretary of State William Galvin

As many Gillette associates are aware, the Massachusetts Secretary of State, William Galvin, has started an inquiry into the background of Gillette's planned merger with Procter &Gamble. Secretary Galvin has stated that he is concerned about the merger's size and the benefits and compensation to be provided for Gillette executives.

Gillette said that it would fully cooperate with this inquiry and on Friday, the Company responded to the initial set of questions posed by Secretary Galvin.

Many associates may have read news stories over the weekend in which Secretary Galvin criticized the completeness of Gillette's response. Everyone should know that the Company intends to continue to cooperate with Secretary Galvin and make sure he has the information he needs.

The questions answered by the Company centered on the documentation for our board's decision, the advice provided by our investment bankers, the compensation arrangements for these bankers and for our senior executives. One question also focused on details of potential job losses at Gillette resulting from the merger.

Gillette's responses provided the requested information or committed to provide such information when it becomes available, including the requested shareholder proxy for the merger, which has yet to be filed with the SEC. Information on executive compensation was provided and had previously been publicly available.

As to potential job losses, there is no information beyond the previous overall estimate of the combined P&G and Gillette workforces. More specific information will only be developed as part of the detailed integration planning for the merger which cannot begin for some time. The process itself will take a number of months, because the Company will be engaged in a careful, thoughtful and thorough review. The combined company is committed to fielding the best team, consisting of both Gillette and Procter & Gamble people.

As promised, Gillette associates will be kept thoroughly abreast of the process and our decisions.

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FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE

REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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